Exhibit (a)(5)

Hunter Maritime Acquisition Corp. Announces the Commencement of Tender Offer to Extend Time for Business Combination

October 5, 2018 - Hunter Maritime Acquisition Corp. (Nasdaq: HUNT) (the “Company” or “Hunter”) announced that it has today commenced a tender offer (the “Tender Offer”) to purchase up to 14,173,100 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.00 per Class A common share. The Class A common shares are currently listed on the Nasdaq Capital Market under the symbol “HUNT.”  On October 4, 2018, the last reported sale price of the Class A common shares was $9.97 per share.  The Tender Offer will expire at 5:00 p.m. New York City time on November 6, 2018 unless extended or earlier terminated by the Company (the “Expiration Date”).

The Tender Offer is being made pursuant to the Company’s organizational documents which requires the Company to provide public shareholders with an opportunity to redeem their Class A common shares for a pro rata portion of the trust account (the “Trust Account”) established to hold the proceeds of the Company’s initial public offering consummated on November 23, 2016 in connection with a proposed amendment to its charter to extend the Termination Date (as such term is defined below). The Company intends to fund the purchase of Class A common shares in the Tender Offer with cash available to the Company from the Trust Account.

Currently, the Company’s charter provides that it must acquire, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses on or prior to November 23, 2018 (the “Termination Date”). Since the Company does not believe that it will be able to complete such an initial business combination prior to the Termination Date, the Company has separately called a special meeting of its shareholders to extend such termination date for a period of five months until April 23, 2019.

Only Class A common shares validly tendered, and not properly withdrawn, will be purchased by the Company pursuant to the Tender Offer. The Company’s obligation to purchase Class A common shares pursuant to the Tender Offer is subject to the satisfaction of certain conditions. There will be no proration in the event more than 14,173,100 Class A common shares are validly tendered and not properly withdrawn. Class A common shares tendered pursuant to the Tender Offer but not purchased by the Company in the Tender Offer will be returned at the Company’s expense promptly following the expiration of the Tender Offer. Our Sponsor and the members of our management team have agreed to waive their redemption rights with respect to any Class A common shares they have acquired.

The Company’s board of directors recommends that existing shareholders not tender their Class A common shares after they review the Offer to Purchase, contained in the Company’s tender offer statement on Schedule TO, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and which is being distributed to shareholders.

About Hunter Maritime Acquisition Corp.

Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.

Important Legal Information

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. The Company expects to file or has filed a tender offer statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the Tender Offer. These documents contain important information about the Tender Offer that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be made available to the shareholders of the Company at no expense to them. In addition, such materials (and all other documents filed by the Company with SEC are, and will be, available at no charge from the SEC through its website at www.sec.gov. Shareholders may also obtain free copies of the documents filed with the SEC by the Company by directing a request to Morrow Sodali LLC, as Information Agent for the Tender Offer, by telephone at: (800) 662-5200 or by email at: HUNT.info@morrowsodali.com.

This press release contains “forward looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company’s control. Actual results may differ, possibly materially, from those anticipated in these forward looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.

Ludovic Saverys

Chief Financial Officer

Tel: +32 3 - 247 59 10

E-mail: ludovic.saverys@cmb.be

Investor Relations/Media

Morrow Sodali LLC

Tel: (800) 662-5200

E-mail: HUNT.info@morrowsodali.com